N-SAR EXHIBIT 77E

Oppenheimer Gold & Special Minerals Fund

Pending Litigation.  In 2009, several lawsuits were filed as putative class actions and later consolidated before the U.S. District Court for the District of Colorado in connection with the investment performance of Oppenheimer Rochester California Municipal Fund (the “California Fund Suit”), a fund advised by OppenheimerFunds, Inc. (“OFI”), and distributed by its subsidiary OppenheimerFunds Distributor, Inc. ( “OFDI”).  The plaintiffs asserted claims against OFI, OFDI and certain present and former trustees and officers of the Fund under the federal securities laws, alleging, among other things, that the disclosure documents of the Fund contained misrepresentations and omissions and the investment policies of the Fund were not followed.   Plaintiffs in the California Fund Suit filed an amended complaint and defendants filed a motion to dismiss.  In 2011, the court issued an order which granted in part and denied in part the defendants’ motion to dismiss.  In 2012, plaintiffs filed a motion, which defendants opposed, to certify a class and appoint class representatives and class counsel.  In March 2015, the court granted plaintiffs’ motion for class certification.  In May 2015, the U.S. Court of Appeals for the Tenth Circuit vacated the class certification order and remanded the matter to the district court for further proceedings.  In July 2015, the district court held an evidentiary hearing on plaintiffs’ motion for class certification.  OFI and OFDI believe the California Fund Suit is without merit; that it is premature to render any opinion as to the likelihood of an outcome unfavorable to them in the California Fund Suit; and that no estimate can yet be made as to the amount or range of any potential loss.